NEWS RELEASE
August 20, 2018

TAHOE ANNOUNCES ADDITIONAL WORKFORCE REDUCTION IN GUATEMALA

VANCOUVER, British Columbia – August 20, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) regrets to announce a further reduction to Minera San Rafael’s workforce at its Escobal Mine in Guatemala.

The Guatemalan Constitutional Court heard the appeals of the Supreme Court’s decision to reinstate the Escobal mining license on October 25, 2017. According to Guatemalan law, the Constitutional Court must rule within five calendar days of the public hearing. At this time, however, the Constitutional Court has yet to rule and the Company cannot at this time predict when it will issue its ruling.

Given the ongoing delay in the Constitutional Court’s ruling, the lack of transparency into the status of the legal process, and the inability of the Company to resume mining operations, the Company terminated approximately 200 additional Minera San Rafael employees today. Including today’s termination, about 70% of the total workforce has now been dismissed. Prior to the license suspension, Minera San Rafael employed 1,030 people, 97% of whom are Guatemalan and 50% of whom are from the Santa Rosa region.

Jim Voorhees, President and CEO of Tahoe: “Despite extensive efforts in Guatemala, we have been unsuccessful in reaching a favorable resolution that would avoid negative impacts for all stakeholders, especially for our workforce and the local economy. We are extremely disappointed with the need for a further workforce reduction at this time, however this is a natural consequence to the prolonged inaction in the legal system. With that said, we remain committed to seeking a resolution and restarting the Escobal mine at the earliest possible time for the benefit of all of our stakeholders.”

Tahoe continues to believe that legal precedent in Guatemala supports the reinstatement of the Escobal mining license and the resumption of operations, at which time Tahoe will seek to restore its workforce. Tahoe is eager to resume operations at Escobal in order to return benefit to employees, communities and the region. Since the license suspension in July 2017, more than $50 million in taxes and royalties that might otherwise have been earned during this period have not been paid to the Government of Guatemala and the local communities.

About Tahoe Resources Inc.

Tahoe Resources is a mid-tier precious metals company with a diverse portfolio of mines and projects in Canada, Guatemala and Peru. Tahoe is led by experienced mining professionals dedicated to creating sustainable value for all of its stakeholders through responsible mining. The company is listed on the TSX (“THO”) and NYSE (“TAHO”) and is a member of the S&P/TSX Composite, the TSX Global Mining indices and the Russell 2000 on the NYSE.

For further information, please contact:

Alexandra Barrows, Vice President Investor Relations
Tahoe Resources
investors@tahoeresources.com
+1.775.448.5812

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Such forward-looking statements include the statement related to seeking to restore the workforce at Escobal upon receiving a positive ruling from the Constitutional Court.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Tahoe will operate in the future.

Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements.

For additional discussion of risk factors, refer to the MD&A for the years ended December 31, 2017 and 2016 dated February 22, 2018 and available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Tahoe does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

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